Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
          This filing, which includes (i) a joint press release issued by TD Bank Financial Group and Commerce Bancorp, Inc. on October 2, 2007, (ii) an e-mail sent to employees of TD Bank Financial Group on October 2, 2007, (iii) a communication sent to TD Banknorth Inc. employees on October 2, 2007, (iv) a communication to all TD Banknorth Inc. employees, (v) a Question and Answer Summary provided to all employees of TD Banknorth Inc. on October 2, 2007, (v) Talking Points and Question and Answer Summary provided to managers of TD Banknorth Inc. on October 2, 2007, (vi) a Letter to Customers of TD Banknorth Inc. made available to customers on or about October 2, 2007, (vii) a Question and Answer Summary made available to customers on or about October 2, 2007, (viii) an e-mail sent to employees of TD Bank Financial Group on October 2, 2007, (ix) an employee communication posted to the intranet website for TD Canada Trust employees, and (x) a print advertisement run in approximately thirteen regional publications commencing on or about October 2, 2007, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000
          The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007.

 2
Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY TD BANK FINANCIAL GROUP AND COMMERCE BANCORP, INC. ON OCTOBER 2, 2007.
TD Bank Financial Group to Acquire Commerce Bancorp Inc.
Combination Creates North American Powerhouse and
Offers Superior Value Creation
TORONTO, ON and CHERRY HILL, NJ (October 2, 2007) — TD Bank Financial Group (TDBFG) (TSX and NYSE: TD) and New Jersey-based Commerce Bancorp Inc. (NYSE: CBH) today announced that they have signed a definitive agreement for TDBFG to acquire Commerce Bank in a 75% stock and 25% cash transaction valued at US$8.5 billion.
“Acquiring Commerce Bank offers a singularly unique and compelling opportunity for our shareholders — one that is both a strategic fit and a superior value creation opportunity through accelerated organic growth. The combination of Commerce with TD Banknorth doubles the scale of our US banking business and accelerates our transformation to a leading North American financial institution,” said Ed Clark, President and Chief Executive Officer, TD Bank Financial Group. “Commerce brings an impressive geographic footprint and market share in a contiguous region and a complementary North American retail banking business model.”
The addition of Commerce Bank would give TD Bank Financial Group more than 2,000 branches in North America and approximately one-quarter of a trillion dollars in deposits, making it the first bank with critical mass in both the Canadian and US markets. TD Bank Financial Group will become the seventh largest bank in North America as measured by branch locations.
“Our joining forces with TD Bank Financial Group opens the door to tremendous new growth opportunities,” said Dennis DiFlorio, Chairman, Commerce Bank N.A. “Combining TD’s broad array of sophisticated retail and commercial products with our unparalleled banking convenience is truly exciting. We are delighted for our customers, employees and shareholders.”
Description of the Transaction
Under the agreement, Commerce shareholders will receive 0.4142 shares of a TD common share and US$10.50 in cash in exchange for each common share of Commerce Bancorp Inc. The consideration was negotiated on the basis of US$42.00 per share value for Commerce Bank. The transaction value based on the October 1, 2007 closing price of TD common shares is $42.37. The transaction will be taxable for Commerce shareholders for US federal income tax purposes, including the TD shares they receive.
Following the completion of the transaction, TDBFG expects to take a one time restructuring charge of approximately US$490 million pre-tax. On a GAAP basis, the transaction is expected to be 28 cents dilutive in fiscal 2008 and 22 cents dilutive in 2009 to TD’s earnings, and 10 cents dilutive in 2008 and flat in 2009 on an adjusted basis. The deal is expected to close in March or April 2008 subject to approvals from Commerce shareholders and US and Canadian regulatory authorities.
Commerce has determined to take certain actions with respect to its balance sheet, with the intention of reducing the exposure to changes in interest rates. The Company intends to sell a portion of its fixed-rate investment securities portfolio and reinvest in short term or floating rate AAA-rated securities. Commerce presently anticipates that it will record an after-tax charge of approximately US$150 million in the third quarter related to these actions. In addition, Commerce has agreed to negotiate the sale of Commerce Banc Insurance Services, Inc. (CBIS) to George E. Norcross, III, Chairman and Chief Executive Officer of Commerce Banc Insurance Services, Inc. (CBIS) and a director of the Commerce Board, subject to the approval of TD Bank Financial Group.
Mr. DiFlorio and Bob Falese, President and Chief Executive Officer, Commerce Bank will continue to be responsible for running Commerce, based at its headquarters in Cherry Hill, New Jersey and will report to Bharat Masrani, President and Chief Executive Officer, TD Banknorth upon the conclusion of the transaction.
Accelerating TD Banknorth’s growth strategy
“Commerce gives us scale in the Mid-Atlantic and will allow us to turbocharge our organic growth strategy,” said Masrani. “We look forward to creating the first truly integrated, North American financial services powerhouse.”
Advisors
TD Securities Inc., J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. are serving as financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to TD Bank Financial Group. Goldman, Sachs & Co. is serving as financial advisor and Sullivan & Cromwell LLP is serving as legal advisor to Commerce Bancorp Inc.
Commerce Bank Key Facts & Figures
•	As “America’s Most Convenient Bank,” Commerce Bank offers personal and commercial banking, insurance, investment planning and wealth management services.

•	The Bank’s “have it your way” approach emphasizes Commerce’s hallmark products and services including seven-day branch banking, free personal chequing, online banking and stock trading at commerceonline.com, and 1-800-YES-2000, a full-service, 24-hour bank-by-phone system.

•	In a market of highly critical customers, Commerce Bank ranks highest in satisfying banking customers in the New York City metropolitan area, according to the J.D. Power and Associates 2006 Retail Banking Satisfaction Study.
The operations of Commerce Bank include:

•	Nearly 460 locations and close to 700 Automated Teller Machines (ATMs) throughout New Jersey, New York, Connecticut, Pennsylvania, Delaware, Washington, DC, Virginia, Maryland and Southeast Florida

•	2.4 million customers

•	US $100 million in average deposits per branch

•	US $48 billion in assets as of June 30, 2007

•	US $44 billion in deposits as of June 30, 2007

•	More than 15,000 employees
Conference Call Information
TD Bank Financial Group will hold an analyst conference call today, October 2, 2007 at 8:30 a.m. ET to discuss the details of the transaction. The call will feature a presentation by Ed Clark, President and CEO and Colleen Johnston, Chief Financial Officer of TD Bank Financial Group and Bharat Masrani, President and CEO of TD Banknorth. Joining the call from Commerce Bancorp Inc. will be Dennis DiFlorio, Chairman, Robert Falese, President and CEO, and Doug Pauls, Chief Financial Officer. The call is expected to last 60 minutes.
A question and answer period for pre-qualified analysts and investors will follow the formal presentations. Both calls will be webcast live via TD’s website at www.td.com/investor as well as the investor relations section of Commerce Bank’s website at www.commerceonline.com. Pre-qualified analysts and investors may access the call by calling 416-915-5651or toll free at 1-800-732-0232. Media may also access the call at those numbers, but in listen-only mode. Recordings of the presentation will be archived on TD’s website (www.td.com) following the webcast and will be available for replay for a period of at least one month. The replay of the webcast will also be accessible from the investor relations section of Commerce’s website at www.commerceonline.com.
About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as at July 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.
About Commerce Bancorp Inc.
Commerce Bank, “America’s Most Convenient Bank,” is a leading retailer of financial services with almost 460 convenient stores in Metropolitan New York, Metropolitan Philadelphia, Metropolitan DC and Southeast Florida. Headquartered in Cherry Hill, New

Jersey, Commerce Bancorp (NYSE: CBH) has approximately $49 billion in assets. For more information about Commerce, please visit the company’s interactive financial resource center at http://www.commerceonline.com.
Forward-Looking Statements and Additional Information
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and

Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

For more information:

Media:
Neil Parmenter	Jeff Nathanson
TD Bank Financial Group	TD Banknorth
416-982-4285	207-761-8517

David Flaherty
Commerce Bank
856-751-4069

Investors:
Tim Thompson	Doug Pauls
TD Bank Financial Group	Commerce Bank
416-982-6346	856-751-2727

THE FOLLOWING IS AN EMAIL SENT TO EMPLOYEES OF TD BANK FINANCIAL GROUP ON OCTOBER 2, 2007.

To:	TD Bank Financial Group AVPs and Above
From:	Ed Clark, President and CEO, TD Bank Financial Group
CC:	Bharat Masrani, President and CEO, TD Banknorth

Subject:	Acquisition creates a North American powerhouse
Please share with your teams.
Today is a monumental and exciting day for TD Bank Financial Group. This morning we announced that we have signed a definitive agreement to acquire 100% of New Jersey-based Commerce Bancorp Inc., one of the top US retailers of financial services with nearly 460 locations and 15,000 employees in New York, New Jersey, Pennsylvania, Connecticut, Delaware, Virginia, Maryland, Florida and Washington, D.C.
The combination of Commerce and TD Banknorth will make TD the clear leader in the highly coveted US northeast with over 1,000 branches and $87 billion in deposits. Coupled with TD Canada Trust, we would have 2,100 branches and almost one quarter of a trillion dollars in deposits making TDBFG a North American powerhouse with critical mass in both the US and Canadian markets.
Timing of the deal
You may be thinking “Why now?” The simple answer is that you don’t always get to choose your timing. A great franchise became available unexpectedly, our currency gained considerable strength — both the Canadian dollar and TD shares — and we were well positioned ahead of the tough market conditions of the past few months. Commerce is a perfect strategic fit and a superior value creation opportunity — the planets aligned and we acted.
There are multiple benefits to this deal:
•	The addition of Commerce will create a truly impressive US branch footprint. Combined, we will have operations in five of the top 10 US markets with attractive, premium locations situated along the deposit-rich Mid-Atlantic. Commerce perfectly complements TD Banknorth’s footprint and would give TD blanket coverage of the biggest US regional banking market — which is the world’s largest market. To put it into context, at 40 million, the population of these five markets is bigger than the population of Canada — and look at what we have done in Canada.

•	We are acquiring an organic growth machine that consistently outgrows its peers. There is no other opportunity anywhere in North America where you can buy a business for its organic growth engine, let alone one of this size and quality.

•	I am particularly excited about the fit between ourselves and Commerce — we share a strong belief in customer service excellence and convenience. Just like TD Canada Trust, for two years running Commerce has been ranked #1 by J.D Power and Associates for best customer service.

•	Commerce has a strong management team that has created what they call the WOW! experience, offering customers items like automatic coin rolling, seven-day a week banking and even biscuits for dogs.
I believe Commerce can do for TD Banknorth and our US growth strategy what the purchase of Canada Trust did for TD. We have found a US financial institution that has consistently picked the right towns, the right streets and the right corners to house the best branches and grow their business.
The news release follows. Please join me in celebrating this monumental occasion for TD Bank Financial Group and welcoming our new colleagues from Commerce Bank.

Ed

THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY TD BANK FINANCIAL GROUP AND COMMERCE BANCORP, INC. ON OCTOBER 2, 2007.
TD Bank Financial Group to Acquire Commerce Bancorp Inc.
Combination Creates North American Powerhouse and
Offers Superior Value Creation
TORONTO, ON and CHERRY HILL, NJ (October 2, 2007) — TD Bank Financial Group (TDBFG) (TSX and NYSE: TD) and New Jersey-based Commerce Bancorp Inc. (NYSE: CBH) today announced that they have signed a definitive agreement for TDBFG to acquire Commerce Bank in a 75% stock and 25% cash transaction valued at US$8.5 billion.
“Acquiring Commerce Bank offers a singularly unique and compelling opportunity for our shareholders — one that is both a strategic fit and a superior value creation opportunity through accelerated organic growth. The combination of Commerce with TD Banknorth doubles the scale of our US banking business and accelerates our transformation to a leading North American financial institution,” said Ed Clark, President and Chief Executive Officer, TD Bank Financial Group. “Commerce brings an impressive geographic footprint and market share in a contiguous region and a complementary North American retail banking business model.”
The addition of Commerce Bank would give TD Bank Financial Group more than 2,000 branches in North America and approximately one-quarter of a trillion dollars in deposits, making it the first bank with critical mass in both the Canadian and US markets. TD Bank Financial Group will become the seventh largest bank in North America as measured by branch locations.
“Our joining forces with TD Bank Financial Group opens the door to tremendous new growth opportunities,” said Dennis DiFlorio, Chairman, Commerce Bank N.A. “Combining TD’s broad array of sophisticated retail and commercial products with our unparalleled banking convenience is truly exciting. We are delighted for our customers, employees and shareholders.”
Description of the Transaction
Under the agreement, Commerce shareholders will receive 0.4142 shares of a TD common share and US$10.50 in cash in exchange for each common share of Commerce Bancorp Inc. The consideration was negotiated on the basis of US$42.00 per share value for Commerce Bank. The transaction value based on the October 1, 2007 closing price of TD common shares is $42.37. The transaction will be taxable for Commerce shareholders for US federal income tax purposes, including the TD shares they receive.
Following the completion of the transaction, TDBFG expects to take a one time restructuring charge of approximately US$490 million pre-tax. On a GAAP basis, the transaction is expected to be 28 cents dilutive in fiscal 2008 and 22 cents dilutive in 2009 to TD’s earnings, and 10 cents dilutive in 2008 and flat in 2009 on an adjusted basis. The deal is expected to close in March or April 2008 subject to approvals from Commerce shareholders and US and Canadian regulatory authorities.
Commerce has determined to take certain actions with respect to its balance sheet, with the intention of reducing the exposure to changes in interest rates. The Company intends to sell a portion of its fixed-rate investment securities portfolio and reinvest in short term or floating rate AAA-rated securities. Commerce presently anticipates that it will record an after-tax charge of approximately US$150 million in the third quarter related to these actions. In addition, Commerce has agreed to negotiate the sale of Commerce Banc Insurance Services, Inc. (CBIS) to George E. Norcross, III, Chairman and Chief Executive Officer of Commerce Banc Insurance Services, Inc. (CBIS) and a director of the Commerce Board, subject to the approval of TD Bank Financial Group.
Mr. DiFlorio and Bob Falese, President and Chief Executive Officer, Commerce Bank will continue to be responsible for running Commerce, based at its headquarters in Cherry Hill, New Jersey and will report to Bharat Masrani, President and Chief Executive Officer, TD Banknorth upon the conclusion of the transaction.
Accelerating TD Banknorth’s growth strategy
“Commerce gives us scale in the Mid-Atlantic and will allow us to turbocharge our organic growth strategy,” said Masrani. “We look forward to creating the first truly integrated, North American financial services powerhouse.”
Advisors
TD Securities Inc., J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. are serving as financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to TD Bank Financial Group. Goldman, Sachs & Co. is serving as financial advisor and Sullivan & Cromwell LLP is serving as legal advisor to Commerce Bancorp Inc.
Commerce Bank Key Facts & Figures
•	As “America’s Most Convenient Bank,” Commerce Bank offers personal and commercial banking, insurance, investment planning and wealth management services.

•	The Bank’s “have it your way” approach emphasizes Commerce’s hallmark products and services including seven-day branch banking, free personal chequing, online banking and stock trading at commerceonline.com, and 1-800-YES-2000, a full-service, 24-hour bank-by-phone system.

•	In a market of highly critical customers, Commerce Bank ranks highest in satisfying banking customers in the New York City metropolitan area, according to the J.D. Power and Associates 2006 Retail Banking Satisfaction Study.
The operations of Commerce Bank include:

•	Nearly 460 locations and close to 700 Automated Teller Machines (ATMs) throughout New Jersey, New York, Connecticut, Pennsylvania, Delaware, Washington, DC, Virginia, Maryland and Southeast Florida

•	2.4 million customers

•	US $100 million in average deposits per branch

•	US $48 billion in assets as of June 30, 2007

•	US $44 billion in deposits as of June 30, 2007

•	More than 15,000 employees
Conference Call Information
TD Bank Financial Group will hold an analyst conference call today, October 2, 2007 at 8:30 a.m. ET to discuss the details of the transaction. The call will feature a presentation by Ed Clark, President and CEO and Colleen Johnston, Chief Financial Officer of TD Bank Financial Group and Bharat Masrani, President and CEO of TD Banknorth. Joining the call from Commerce Bancorp Inc. will be Dennis DiFlorio, Chairman, Robert Falese, President and CEO, and Doug Pauls, Chief Financial Officer. The call is expected to last 60 minutes.
A question and answer period for pre-qualified analysts and investors will follow the formal presentations. Both calls will be webcast live via TD’s website at www.td.com/investor as well as the investor relations section of Commerce Bank’s website at www.commerceonline.com. Pre-qualified analysts and investors may access the call by calling 416-915-5651or toll free at 1-800-732-0232. Media may also access the call at those numbers, but in listen-only mode. Recordings of the presentation will be archived on TD’s website (www.td.com) following the webcast and will be available for replay for a period of at least one month. The replay of the webcast will also be accessible from the investor relations section of Commerce’s website at www.commerceonline.com.
About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as at July 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.
About Commerce Bancorp Inc.
Commerce Bank, “America’s Most Convenient Bank,” is a leading retailer of financial services with almost 460 convenient stores in Metropolitan New York, Metropolitan Philadelphia, Metropolitan DC and Southeast Florida. Headquartered in Cherry Hill, New

Jersey, Commerce Bancorp (NYSE: CBH) has approximately $49 billion in assets. For more information about Commerce, please visit the company’s interactive financial resource center at http://www.commerceonline.com.
Forward-Looking Statements and Additional Information
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and

Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

For more information:

Media:
Neil Parmenter	Jeff Nathanson
TD Bank Financial Group	TD Banknorth
416-982-4285	207-761-8517

David Flaherty
Commerce Bank
856-751-4069

Investors:
Tim Thompson	Doug Pauls
TD Bank Financial Group	Commerce Bank
416-982-6346	856-751-2727

THE FOLLOWING IS A COMMUNICATION SENT TO TD BANKNORTH INC. EMPLOYEES ON OCTOBER 2, 1007.
TD Bank Financial Group Acquisition of Commerce Bank
I am delighted to share the exciting news that moments ago we announced that TD Bank Financial Group and Commerce Bank of Cherry Hill, New Jersey have entered into a definitive agreement for TD to acquire Commerce in a transaction valued at US$8.5 billion, subject to both regulatory and Commerce Bank shareholder approval. The transaction is anticipated to close in March or April of 2008. Attached is the press release announcing the transaction.
Who is Commerce? Our employees in the mid-Atlantic are already extremely familiar with Commerce Bank. The company “owns” the convenience space in the markets it is in and is known as “America’s most convenient bank.” With over $48 billion in assets, Commerce operates 457 branches primarily in New Jersey, Pennsylvania, metro New York with a growing presence in Connecticut, Delaware, Virginia and Florida.
Commerce is widely considered the industry leader at siting and opening new branches and has nearly doubled its # of branches through its de novo branching strategy over the past 5 years. In addition, the company has been incredibly successful at organically growing its deposit base with total deposits increasing from $14.5 billion to $44 billion over that same period of time, representing a compound annual growth rate of over 28%!
The transaction will double our scale in the U.S. Taken together, the transaction will create the 12th largest bank in the U.S. with over $87 billion in deposits, 1000 branches and nearly 1,400 ATMs! In addition to our strong market position in New England, we will be #3 in New Jersey, #7 in both Pennsylvania and Delaware and will have a major presence in the highly-attractive metro New York market.
Earlier this year, I shared with you that we had re-oriented our focus to organic growth while maintaining our core competency to do acquisitions should a compelling opportunity present itself. Commerce is just such an opportunity and I am incredibly optimistic about our future organic growth potential.
Key elements of the transaction are:
•	Initially, Commerce and TD Banknorth will be run separately. TD Banknorth will continue to be headquartered in Maine; Commerce in New Jersey.

•	I will continue to run TD Banknorth with Dennis DiFlorio, Commerce Chairman and Bob Falese, President and CEO at Commerce, both reporting to me.

•	Over time, we will look to integrate systems and support functions. In making these decisions, we will look to maintain or enhance the customer experience while selecting the best and most cost-effective applications and processes to meet the needs of an organization with over $100 billion in assets combined in the U.S.

Our Commitment to You
I know that you will have many questions about what this means for you. For the most part it’s business as usual at TD Banknorth. Over time, there will be some changes as we integrate the two companies. Our commitment to you is that we will keep you informed and will communicate major decisions when we know them. If employees are impacted by this transaction, we will treat them fairly and with respect.
Attached is a Q&A that will answer some of the questions you may have. In addition, we will hold a series of employee meetings in the months ahead to answer your questions and will create a special Newsletter to share important information with you as we move forward.
These are incredibly exciting times at TD Banknorth. We continue to make tremendous progress on our many initiatives. Our commitment to providing our customers with a superior customer experience will not change. At the same time, the transaction with Commerce will catapult us to the next level in the U.S. and will create a significant platform from which to accelerate our organic growth.
There will be many questions going forward. I would ask you to stay focused on meeting your customers’ needs and not allow yourself to be distracted. Thank you for your dedication and support as together we write the next chapter in TD Banknorth’s history.

Bharat Masrani
President and CEO

THE FOLLOWING IS A COMMUNICATION TO ALL TD BANKNORTH INC. EMPLOYEES.
TD Banknorth Employee Q&A
Commerce Bank Acquisition
October 2, 2007
FINAL
Q.	You have said that our focus is on organic growth. Why the change in strategy to M&A?

A.	This isn’t a change in strategy. Our strategy is to grow the company. Our focus was on growing organically while maintaining our core competency to do acquisitions in the case of a compelling business opportunity. Commerce Bank presented just that kind of compelling opportunity.

Commerce Bank is an organic growth engine that has built a strong regional financial services company which complements TD Banknorth’s footprint, and will result in approximately 1,000 retail branches in the northeast. Commerce Bank’s commitment to customer experience, focus on growing deposits and de novo expansion expertise were also major factors that interested us in acquiring them.

Q.	When will the transaction close?

A.	We anticipate a closing, subject to regulatory and Commerce shareholder approval, in March or April 2008.

Q.	Will we combine the two companies into one?

A.	Initially, Commerce Bank and TD Banknorth will be run separately. TD Banknorth will continue to be headquartered in Maine; Commerce Bank in New Jersey. Over time, we intend to combine the companies.

Q.	What does this mean for our employees?

A.	There are few specifics at this time. Given size and complexity of the acquisition, we will need to adopt different approaches as we work to integrate the two companies. As this will all take time to sort out, we encourage employees to be patient and not jump to any conclusions or act precipitously. Our commitment to you is that we will keep you informed and will communicate major decisions when we know them.

Q.	How large would the combined company be?

A.	On a combined basis, we would be the 12th largest bank in the U.S. with over $87 billion in deposits and 1000 branches. Combined with TD Canada Trust, we will be 7th in terms of branches in North America!

Q.	Will we consolidate service and support operations as we have in the past?

A.	We’re completing a review of the two service and support back offices. Over time, we will look to integrate systems and support functions. In making these decisions, we will look to maintain or enhance the customer experience while selecting the best and most cost-effective applications and processes to meet the needs of a combined $100 billion organization by assets in the U.S.

Q.	When do we envision that the integration will occur?

A.	Given the size and complexity of the transaction, we have not yet worked out the exact time frame for the integration.

Q.	Will we adopt the Commerce Bank retail model?

A.	Commerce Bank has a strong retail model and is known as “America’s most convenient bank.” Its business model and philosophy is similar to ours and is based on convenience and providing customers with a superior customer experience. We plan on learning a lot from the team at Commerce and vice versa, and firmly believe that many banking best practices are applicable to both companies.

Q.	Who will run the company?

A.	Bharat Masrani, President and CEO, will continue to run TD Banknorth.

Dennis DiFlorio, Commerce Chairman and Bob Falese, President and CEO at Commerce Bank, will continue to run Commerce Bank and will report to Bharat.

Q.	Will we continue our current de novo strategy?

A.	It’s business as usual at both Commerce Bank and TD Banknorth. Commerce Bank has been incredibly successful at growing deposits through its de novo branching strategy. Over the past 5 years, the company has nearly doubled its number of branches from 224 to 457. Commerce Bank has substantial de novo expertise that we can leverage.

Q.	Will we close any overlapping branches?

A.	There will likely be some branch consolidation where it makes sense. We will keep you informed and will communicate major decisions when we know them.

Q.	How many employees will lose their jobs as a result of the integration?

A.	It’s too soon to know that now. Our commitment to you is that we will keep you informed and will communicate major decisions when we know them. If employees are impacted,

we will treat them fairly and with respect.

Q.	If so, will we receive severance benefits?

A.	Yes. Severance benefits will be provided and will be communicated soon.

Q.	Who will manage the process to combine the companies?

A.	We intend to create an integration committee with representation from TD Bank Financial Group, TD Banknorth and Commerce Bank.

Q.	What will happen to TD Banknorth benefit plans after the transaction closes?

A.	We will need to work through an overall review of the benefits offering for the new organization and come back to employees with information on the benefits plans to be provided in the future. We commit to communicate with you as we are working through this process to keep you informed.
Forward-Looking Statement and Additional Information
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000.
     The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A QUESTION AND ANSWER SUMMARY PROVIDED TO MANAGERS OF TD BANKNORTH INC. ON OCTOBER 2, 2007.
TD Bank Financial Group Acquisition of Commerce Bancorp
October 2, 2007
TD Banknorth Manager Talking Points and Employee Q&A
FINAL
Talking Points
1.	The announcement made today is transformational for TD Banknorth and gives us true scale in both New England and the Mid-Atlantic with a beachhead in other areas of the country including Washington D.C. and Florida.
a.	On a combined basis, we will be the 12th largest bank in the U.S. with deposits of over $87 billion!

b.	Our focus has been on growing organically while maintaining our core competency to do acquisitions in the case of a compelling opportunity. Commerce presented just that opportunity.
2.	Initially, Commerce Bank and TD Banknorth will be run separately, with Commerce senior management reporting into Bharat.
3.	Over time, we will look to merge the companies into one and are committed to leveraging best practices at both companies for the benefit of our customers, employees and shareholders.
4.	Given the size and complexity of the acquisition, there are many questions that are unanswered at this point. Our commitment to you is to keep you informed as major decisions are made. But for now, it’s business as usual at TD Banknorth.
Employee Q&A
Q.	You have said that our focus is on organic growth. Why the change in strategy to M&A?
A.	This isn’t a change in strategy. Our strategy is to grow the company. Our focus was on growing organically while maintaining our core competency to do acquisitions in the case of a compelling business opportunity. Commerce Bank presented just that kind of compelling opportunity.

Commerce Bank is an organic growth engine that has built a strong regional financial services company which complements TD Banknorth’s footprint, and will result in approximately 1,000 retail branches in the northeast. Commerce Bank’s commitment to customer experience, focus on growing deposits and de novo expansion expertise were also major factors that interested us in acquiring them.

Q.	When will the transaction close?

A.	We anticipate a closing, subject to regulatory and Commerce shareholder approval, in March or April 2008.

Q.	Will we combine the two companies into one?

A.	Initially, Commerce Bank and TD Banknorth will be run separately. TD Banknorth will continue to be headquartered in Maine; Commerce Bank in New Jersey. Over time, we intend to combine the companies.

Q.	What does this mean for our employees?

A.	There are few specifics at this time. Given size and complexity of the acquisition, we will need to adopt different approaches as we work to integrate the two companies. As this will all take time to sort out, we encourage employees to be patient and not jump to any conclusions or act precipitously. Our commitment to you is that we will keep you informed and will communicate major decisions when we know them.

Q.	How large would the combined company be?

A.	On a combined basis, we would be the 12th largest bank in the U.S. with over $87 billion in deposits and 1000 branches. Combined with TD Canada Trust, we will be 7th in terms of branches in North America!

Q.	Will we consolidate service and support operations as we have in the past?

A.	We’re completing a review of the two service and support back offices. Over time, we will look to integrate systems and support functions. In making these decisions, we will look to maintain or enhance the customer experience while selecting the best and most cost-effective applications and processes to meet the needs of a combined $100 billion organization by assets in the U.S.

Q.	When do we envision that the integration will occur?

A.	Given the size and complexity of the transaction, we have not yet worked out the exact time frame for the integration.

Q.	Will we adopt the Commerce Bank retail model?

A.	Commerce Bank has a strong retail model and is known as “America’s most convenient bank.” Its business model and philosophy is similar to ours and is based on convenience and providing customers with a superior customer experience. We plan on learning a lot from the team at Commerce and vice versa, and firmly believe that many banking best practices are applicable to both companies.

Q.	Who will run the company?

A.	Bharat Masrani, President and CEO, will continue to run TD Banknorth.

Dennis DiFlorio, Commerce Chairman and Bob Falese, President and CEO at Commerce Bank, will continue to run Commerce Bank and will report to Bharat.

Q.	Will we continue our current de novo strategy?

A.	It’s business as usual at both Commerce Bank and TD Banknorth. Commerce Bank has been incredibly successful at growing deposits through its de novo branching strategy. Over the past 5 years, the company has nearly doubled its number of branches from 224 to 457. Commerce Bank has substantial de novo expertise that we can leverage.

Q.	Will we close any overlapping branches?

A.	There will likely be some branch consolidation where it makes sense. We will keep you informed and will communicate major decisions when we know them.

Q.	How many employees will lose their jobs as a result of the integration?

A.	It’s too soon to know that now. Our commitment to you is that we will keep you informed and will communicate major decisions when we know them. If employees are impacted, we will treat them fairly and with respect.

Q.	If so, will we receive severance benefits?

A.	Yes. Severance benefits will be provided and will be communicated soon.

Q.	Who will manage the process to combine the companies?

A.	We intend to create an integration committee with representation from TD Bank Financial Group, TD Banknorth and Commerce Bank.

Q.	What will happen to TD Banknorth benefit plans after the transaction closes?

A.	We will need to work through an overall review of the benefits offering for the new organization and come back to employees with information on the benefits plans to be provided in the future. We commit to communicate with you as we are working through this process to keep you informed.
Forward-Looking Statement and Additional Information
          The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006

Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000.
          The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A LETTER TO CUSTOMERS OF TD BANKNORTH INC. MADE AVAILABLE TO CUSTOMERS ON OR ABOUT OCTOBER 2, 2007.
When it comes to service and convenience,
the bar is about to be raised.
To Our Customers:
On Tuesday, October 2nd, TD Bank Financial Group announced plans to purchase Commerce Bank.
Both Commerce and TD Banknorth have a reputation for delivering outstanding customer service. Commerce is recognized as “America’s Most Convenient Bank,” and together we will continue to grow and expand on that commitment.
At Commerce and TD Banknorth we understand that it’s about creating the opportunity to deliver a new vision of customer service and convenience. Once together, you will have access to more than 1,000 branches and over 1,400 ATMs from Maine to Florida, along with new, sophisticated products to better serve you.
What does this all mean to you today? It’s business as usual. Same great hours. Same great service. Same friendly staff.
As we move forward, just as you’ve come to expect, we promise to always keep your interests in the forefront. The future is bright and we look forward to great times ahead for our customers, employees and shareholders.

Bharat Masrani
President & CEO
TD Banknorth
Commerce’s shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70, East Cherry Hill, NJ 08034-5400, 1-888-751-9000. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Commerce’s proxy statement for its most recent annual meeting, as filed with the SEC, and in TD Bank Financial Group’s annual report and notice of annual meeting and proxy circular, as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties. Member FDIC.

THE FOLLOWING IS A QUESTION AND ANSWER SUMMARY MADE AVAILABLE TO CUSTOMERS ON OR ABOUT OCTOBER 2, 2007.

QUESTIONS AND ANSWERS
What is the deal that was announced?
TD Bank Financial Group has signed an agreement to purchase Commerce Bank, subject to regulatory and shareholder approval.
Why is TD Bank Financial Group purchasing Commerce Bank?
 Commerce Bank is a recognized leader in retail banking, delivering superior customer service and convenience throughout Metropolitan New York, Metropolitan Philadelphia, Metropolitan DC and Southeast Florida. TD Banknorth, one of the Northeast’s leading financial institutions, with branches throughout the Northeastern and Mid-Atlantic states, offers its customers extremely competitive products combined with superior customer service. Together, Commerce Bank and TD Banknorth will be able to deliver an unparalleled community-based banking experience as well as an expanded lineup of products and services.
Will TD Banknorth and Commerce Bank merge?
At this time, it is business as usual for all customers and staff of both TD Banknorth and Commerce Bank. You can continue to bank as you always have, with the same friendly and helpful staff. We will inform you well in advance if any changes should occur.
What will happen to employees as a result of this transaction?
We don’t anticipate any immediate changes for customers or employees at Commerce Bank or TD Banknorth. Yet you can be confident that TD Bank Financial Group, TD Banknorth and Commerce Bank are committed to keeping their employees and customers informed well in advance of any changes.
Will TD Banknorth customers now be able to access cash and their balances through Commerce Bank branches and vice versa?
For now it will be business as usual for TD Banknorth and Commerce Bank customers. Please continue to access your cash and accounts as you do today.
Who is the TD Bank Financial Group?
 The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centers around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world’s leading online financial services firms, with more than 4.5 million online customers. The Bank had $404 billion in assets as of July 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange. For more information please visit TD.com.
Who is Commerce Bank?
 Commerce Bank, “America’s Most Convenient Bank,” is a leading retailer of financial services with 448 convenient stores in Metropolitan New York, Metropolitan Philadelphia, Metropolitan DC and Southeast Florida. Headquartered in Cherry Hill, New Jersey, Commerce Bancorp (NYSE: CBH) has approximately $49 billion in assets. For more information about Commerce, please visit the company’s interactive financial resource center at http://www.commerceonline.com.
Forward-looking Information
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and any comparable “safe harbor” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the time frame anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and time frame. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc., filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc., will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70, East Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers, and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS AN E-MAIL SENT TO EMPLOYEES OF TD BANK FINANCIAL GROUP ON OCTOBER 2, 2007

To:	TD Bank Financial Group SVPs and Above
From:	Ed Clark, President and CEO, TD Bank Financial Group

Subject:	FYI: Creating a North American Powerhouse
Thank you for joining us earlier today either in person or on the phone to hear about the agreement to acquire 100% of Commerce Bancorp Inc. As you heard this morning, Bharat, our new colleagues at Commerce Dennis DiFlorio and Bob Falese, and I are really excited about this next chapter in our collective future.
One thing that I forgot to mention on the phone was the fact that Commerce’s shareholders are not natural holders of TD stock. Their immediate reaction could be, among other things, to short TD stock in order to lock in their acquisition price. Unfortunately, this will put some immediate downward pressure on our stock. It’s not an indication of the longer term market reaction to the deal which I believe will be positive.
So while we will see some short-term downward movement in our stock as is typical of these deals, I do believe that over the longer term, the market will come to understand what we see as the long term value creation in this transformational deal — a deal that:
- Delivers critical mass in the US, creating a North American powerhouse
- Provides an impressive footprint and market share in a contiguous region to TD Banknorth
- Provides an opportunity for accelerated organic growth
- Provides a complementary North American retail banking business model, and
- Provides a superior value creation opportunity
As I said this morning both in speaking on our call as well as the analysts’ call that followed, I’m really excited about this opportunistic deal. We have taken clear and decisive action on a unique growth opportunity by acquiring a well established growth leader — one, like TD Canada Trust, that has an absolute focus on doing what’s best for the customer.
Ed

THE FOLLOWING IS AN EMPLOYEE COMMUNICATION POSTED TO THE INTRANET WEBSITE FOR TD CANADA TRUST EMPLOYEES
TD Bank Financial Group to acquire Commerce Bancorp, Inc.
Background:
On October 2, 2007, TDBFG announced an agreement to acquire New Jersey-based Commerce Bancorp, Inc. for US$8.5 billion. As a result of media coverage, customers may be asking questions about this topic.
Action:
•	If customers ask you questions about TD’s acquisition of Commerce Bank, please refer to the key messages below.
•	Media inquiries should be directed to Neil Parmenter, Corporate and Public Affairs, at 416-982-4285.
Key Messages:
•	Commerce Bank is one of the top US retailers of financial services with nearly 460 locations and 15,000 employees. Based on combined total number of branch locations, this deal would make our retail distribution network the seventh largest in North America.
•	Commerce Bank is a well known leader in customer service excellence and we are very excited about the synergies between the two organizations.
•	It is business as usual for all TD customers.
•	Commerce Bank is also a leader in convenient hours, and is open seven days a week. At this time, there are no plans to open TD Canada Trust branches on Sundays. However, we are constantly reviewing how we can deliver a better customer experience and in the future we may consider this option.
•	We are committed to keeping our employees and customers informed well in advance of any changes that may occur as a result of this deal.
       Forward-Looking Statements and Additional Information
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank

and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000
The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A PRINT ADVERTISEMENT RUN IN APPROXIMATELY THIRTEEN REGIONAL PUBLICATIONS COMMENCING ON OR ABOUT OCTOBER 2, 2007.